EXHIBIT 99.1

[THE FIRST OF LONG ISLAND CORPORATION LETTERHEAD]

November 5, 2010	For More Information Contact:
Mark D. Curtis, Senior Vice President and Treasurer
(516) 671-4900, Ext. 556

PRESS RELEASE IMMEDIATE
THE FIRST OF LONG ISLAND CORPORATION ANNOUNCES INCREASE IN EARNINGS FOR THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2010

Glen Head, New York, November 5, 2010 (GLOBE NEWSWIRE) – The First of Long Island Corporation (Nasdaq: FLIC) earned $1.85 per share for the first nine months of 2010, an increase of $.31, or 20.1%, over $1.54 per share earned in the same period last year.  Net income increased by $3,087,000, or 27.5%, from $11,241,000 for the first nine months of 2009 to $14,328,000 for the current nine month period.  The percentage increase in net income outpaced the percentage increase in earnings per share primarily because of the sale of common stock described hereinafter. Returns on average assets (ROA) and equity (ROE) were 1.17% and 14.29%, respectively, for the first nine months of 2010 as compared to 1.11% and 13.88% for the same period last year.

Earnings for the third quarter of 2010 were $.55 per share versus $.68 per share for the preceding quarter.  The decrease is primarily attributable to the dilutive impact of the sale of common stock in July of this year and a $1,153,000 decrease in gains on sales of securities.  These items reduced quarterly earnings per share by approximately $.07 and $.08, respectively.

During the first six months of 2010, management moderated the Bank’s loan growth, scaled back the Bank’s efforts to attract new deposits and reduced the overall size of the Bank’s balance sheet by approximately $77 million, or 5%, through the sale of securities and use of the resulting proceeds to repay short-term debt.  Furthermore, in July of this year, the Corporation completed an underwritten public offering in which it sold 1,437,500 shares of common stock.  The net proceeds of the offering, which amounted to approximately $32.4 million, were contributed to the capital of the Corporation’s wholly–owned bank subsidiary.  All of these actions were undertaken to strengthen the Bank’s Tier 1 leverage capital ratio in light of management’s future growth plans, the unfavorable economic climate, and current regulatory expectations as to what constitutes an appropriate level of capital.  In the future, management may employ other tactics to maintain or grow the Bank’s capital position which could include deviating from the Corporation’s historical dividend trend.  Management invested the proceeds of the common stock offering mostly in short-duration mortgage securities and municipal securities and then began to build the size of the Bank’s balance sheet with a combination of loans and securities.  By the end of the third quarter total assets were roughly back to their year end 2009 level and the Bank’s Tier 1 leverage capital ratio was 9.54%.  This compares favorably to a ratio of 7.06% at year-end 2009.

Despite the measures taken by management during the first half of this year to moderate the Bank’s loan growth and reduce the overall size of the Bank’s balance sheet, the average balances of loans and tax-exempt securities grew significantly when comparing the first nine months of 2010 to 2009, largely because of strong growth in these asset categories throughout most of 2009.  The average balance of loans was up by 24.1%, or $165.9 million, and the average balance of tax-exempt securities was up by 35.5%, or $61.3 million.  Growth in these asset categories, which was funded primarily by an increase in average total deposits of $256 million, or 24.5%, is the key driver of the earnings growth experienced thus far this year.  Also contributing to this year’s earnings growth is a $455,000 increase in gains on sales of available-for-sale securities and the fact that 2009 was burdened with an FDIC special assessment of $647,000.

The loan growth principally occurred in what management considers to be lower risk loan categories, including multifamily commercial mortgages, owner occupied commercial mortgages, and first lien residential mortgages having terms generally between ten and fifteen years.  By contrast, management considers construction and land development loans and unsecured loans to individuals to be high risk and has purposely not grown these categories.  With respect to deposit growth, significant contributing factors were new branch openings and expansion of existing branches, deposit rate promotions, development of new commercial banking relationships, competitively priced deposit products and what management believes to be a high level of customer service.

The positive impact on earnings of the factors previously described was partially offset by a $1.8 million increase in the provision for loan losses.  The elevated provision for the first nine months of this year is primarily attributable to management’s current assessment of national and local economic conditions which have been weak for an extended period of time.  The provision for the first nine months of last year was reduced by the reversal of previously established impairment reserves amounting to $300,000.  The Bank’s allowance for loan losses at September 30, 2010 was $12.5 million, or 1.41% of total loans, compared to $10.3 million, or 1.25% of total loans, at year-end 2009.  Management will continue to carefully assess the adequacy of the Bank’s allowance for loan losses in light of a variety of factors including national and local economic conditions and the specific composition and characteristics of the Bank’s loan portfolio.  Depending on this assessment, and even if there is no significant increase in identified problem loans, management may continue to increase the Bank’s allowance for loan losses relative to total loans.

The credit quality of the Bank’s loan portfolio remains excellent as evidenced by, among other things, a very low level of delinquent loans.  Total delinquent loans amounted to $3.1 million at September 30, 2010, comprised of loans past due 30 to 89 days of $1.2 million and nonaccrual loans of $1.9 million.  The credit quality of the Bank’s securities portfolio also remains excellent.  All of the Bank’s mortgage securities are backed by mortgages underwritten on conventional terms, and almost all of these securities are full faith and credit obligations of the U.S. government.  The remainder of the Bank’s securities portfolio consists principally of municipal securities rated A or better by major rating agencies.

 Key strategic initiatives to improve the Bank’s earnings prospects will continue to include loan growth and expansion of the Bank’s branch distribution system both on Long Island and in New York City.  Thus far this year, the Bank opened four full service branches on Long Island in the towns of Sea Cliff, Cold Spring Harbor, East Meadow and Bellmore.  In 2011, the Bank plans to open full service branches in Point Lookout and Massapequa, Long Island.

BALANCE SHEET INFORMATION

	9/30/10	12/31/09
	(in thousands)

Total Assets	$1,685,421	$1,675,169

Loans:
Commercial and industrial	40,088	48,891
Secured by real estate:
Commercial mortgages	412,961	409,681
Residential mortgages	314,228	248,888
Home equity	104,688	109,010
Construction and land development	-	3,050
Other	7,125	5,763
	879,090	825,283
Net deferred loan origination costs	2,594	2,383
	881,684	827,666
Allowance for loan losses	(12,450)	(10,346)
	869,234	817,320
Investment Securities:
U.S. government agencies	5,295	5,008
State and municipals	269,520	212,388
Pass-through mortgage securities	98,097	143,304
Collateralized mortgage obligations	355,782	407,073
	728,694	767,773
Deposits:
Checking	369,180	333,853
Savings and money market	663,219	634,913
Time, $100,000 and over	190,418	216,999
Time, other	85,058	91,785
	1,307,875	1,277,550

Borrowed Funds	196,262	273,407

Stockholders' Equity	166,656	116,462

INCOME STATEMENT INFORMATION

	Nine Months Ended		Three Months Ended
	9/30/10	9/30/09	9/30/10	9/30/09
	(dollars in thousands, except per share data)

Net Interest Income	$41,457	$34,864	$14,039	$12,252
Provision For Loan Losses	2,423	636	825	530
Net Interest Income After Loan
Loss Provision	39,034	34,228	13,214	11,722

Gains on Sales of Securities	1,719	1,264	-	317
Other Noninterest Income	4,955	4,712	1,793	1,561
Noninterest Expense	26,877	25,735	8,945	8,528
Income Before Income Taxes	18,831	14,469	6,062	5,072
Income Tax Expense	4,503	3,228	1,357	1,167
Net Income	$14,328	$11,241	$4,705	$3,905

Earnings Per Share:
Basic	$ 1.88	$ 1.56	$ .56	$ .54
Diluted	$ 1.85	$ 1.54	$ .55	$ .53

Cash Dividends Declared Per Share	$ .62	$ .56	$ .22	$ .20

ROA	1.17%	1.11%	1.13%	1.06%
ROE	14.29%	13.88%	11.83%	13.93%
Net Interest Margin	3.86%	3.93%	3.87%	3.79%

ASSET QUALITY INFORMATION

	9/30/10	12/31/09
	(dollars in thousands)
Past Due Loans:
Past due 30 through 89 days and still accruing	$1,215	$2,057
Past due 90 days or more and still accruing	-	-
Nonaccrual loans	1,930	432
Troubled debt restructurings	2,603	200
Foreclosed real estate	-	-
	$5,748	$2,689

Allowance for Loan Losses:
Amount	$12,450	$10,346
Percentage of total loans	1.41%	1.25%
Multiple of nonperforming loans	6.5	23.9

This earnings release contains various “forward-looking statements” within the meaning of that term as set forth in Rule 175 of the Securities Act of 1933 and Rule 3b-6 of the Securities Exchange Act of 1934.  Such statements are generally contained in sentences including the words “may” or “expect” or “could” or “should” or “would” or “believe”.  The Corporation cautions that these forward-looking statements are subject to numerous assumptions, risks and uncertainties, and therefore actual results could differ materially from those contemplated by the forward-looking statements.  In addition, the Corporation assumes no duty to update forward-looking statements.

For more detailed financial information please see the Corporation’s Form 10-Q for the quarterly period ended September 30, 2010.  The Form 10-Q will be available on or before November 9, 2010 and can be obtained from our Finance Department located at 10 Glen Head Road, Glen Head, New York 11545, or you can access Form 10-Q by going to our website at www.fnbli.com.